UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry Nr. 0593

Santiago, May 31, 2007

To:
Guillermo Larraín Ríos
Securities and Insurance Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449
Santiago-Chile

REF.: Submission of Press Release Issued by D&S

Dear Commissioner:

As provided in paragraph 2.3(j) of Section II of General Standard Nr. 30 of the Commission, I hereby transcribe the text of the press release issued yesterday afternoon by Distribución y Servicio D&S S.A. in relation to the company’s pending legal action in connection: (i) collection of the price balance owed by Disco S.A. in Argentina on the sale of all the shares of Supermercados Ekono S.A.; and ii) assert the tort liability of Koninklijke Ahold N.V. in the default incurred by Disco S.A. and Disco Ahold International Holdings, N.V., as principal debtor and guarantor, respectively, of the full-payment obligations assumed by those companies in relation to the sale of these shares.

PRESS RELEASE

In a decision handed down on May 30, 2007, the Trial Court of Haarlem, the Netherlands, decided to dismiss the suit for damages filed by Distribución y Servicio D&S S.A. (“D&S”) against Koninklijke Ahold N.V. (“Royal Ahold”).

This action sought to assert Royal Ahold’s liability in the default incurred by Disco S.A. and Disco Ahold International Holdings, N.V., as principal debtor and guarantor, respectively, of the full-payment obligations assumed by those companies in relation to the sale of Supermercados Ekono S.A., in Argentina, to Disco S.A.

This decision was made by the trial court and hence subject to appeal. D&S will appeal from that decision within the term allowed to it under applicable statutes.

This resolution is bears no relation to the collection rights and action that D&S has brought against Disco S.A. in Argentina, in relation to the unpaid price balance on the sale of the shares in Supermercados Ekono S.A., which rights and actions remain unaltered.

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To date, D&S has not set up any allowance regarding this account receivable. This is because the chances of recovering the unpaid price can only be determined once the legal action brought by D&S is over, since the trial in relation to D&S’s rights against Disco S.A. has still not been substantiated and there are still appellate instances and special remedies that may be asserted and filed in the court case that was decided at the trial level today.

In the opinion of D&S’s attorneys in Argentina and the Netherlands, on the basis of available information, court decisions made in Argentina and Dutch case law on this matter, we believe we have reasonably good prospects of ultimately recovering the debt in whole or in a significant part.

Finally, this trial-court decision does not affect D&S financial situation or financing for its investment program, nor for that matter the agreement to merge D&S and S.A.C.I Falabella, executed a few days ago between the controlling shareholders of both companies

Santiago, May 30, 2007

Sincerely,

Enrique Ostalé Cambiaso
General Manager
Distribución y Servicio D&S S.A.

cc.           Santiago Stock Exchange
Chilean Electronic Exchange
Valparaíso Securities Exchange
Risk Rating Commission
New York Stock Exchange NYSE - USA
Latibex - Madrid Stock Exchange - Spain

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